Exhibit 99.1

For Immediate Release

May 16, 2005

DRAXIS TO BE ADDED TO THE NASDAQ BIOTECHNOLOGY INDEX

MISSISSAUGA, ONTARIO, May 16, 2005 - DRAXIS Health Inc. (NASADAQ: DRAX) (TSX: DAX) announced today that its stock will be added to the NASDAQ Biotechnology Index® (NASDAQ: NBI) effective with the market open on Monday, May 23, 2005.

“DRAXIS is very pleased to be included in the NASDAQ Biotechnology Index together with those companies that are acknowledged leaders in their respective segments of the healthcare industry,” said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. “Close to 50% of our shareholders currently reside in the United States and a substantial proportion of the trading in our stock occurs on the NASDAQ market.  Inclusion in the NASDAQ Biotechnology Index is recognition of the progress our management team has made in building market value.”

Launched in 1993, the NASDAQ Biotechnology Index includes companies classified according to the FTSE™ Global Classification System as either biotechnology or pharmaceutical.  The index is ranked on a semi-annual basis in May and November.  All securities in the Index are listed on the NASDAQ National Market and must meet minimum requirements, including market value, average daily share volume and seasoning as a public company among other criteria.  For more information about the NASDAQ Biotechnology Index, including eligibility criteria, please visit http://www.nasdaq.com/.

Draxis reported revenues in 2004 of US$ 69.3 million and basic earnings per share of $0.20.  Revenues for the first quarter, ended March 31, 2005, were $22.8 million with basic EPS of 8 cents per share.

About DRAXIS Health Inc.

DRAXIS Health is a specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if the current lawsuit against us succeeds; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.	The Investor Relations Group
Jerry Ormiston, Investor Relations	John Nesbett
Tel: 877-441-1984	Tel: (212) 825-3210